THE CAVALIER GROUP

January 13, 2006

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010,
450 Fifth Street,
Washington, D.C. 20549-7101

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	The Cavalier Group
Registration Statement on Form SB-2
File Number 333-127016
Filed January 11, 2006

The Cavalier Group (the ﾓCompanyﾔ) hereby requests withdrawal of the request for an accelerated effective date of the Companyﾒs SB-2 registration statement as filed on January 12, 2006.

Yours truly,
THE CAVALIER GROUP

                  /s/ ﾓGerald W. Williamsﾔ

Gerald W. Williams President

5728 ﾖ 125A Street, Surrey, B.C. V3X 3G8 Canada
Phone: (604) 597-0028 Fax: (604) 590-3123 e-mail: gwwilliams@shaw.ca